Exhibit 10.14

Advent Technologies Inc.

One Mifflin Place, 119 Mt Auburn Street, Suite 400 Cambridge, Massachusetts 02138

December 28, 2020

VIA Email to:

Dear ,

It is my sincere pleasure, on behalf of the entire Board of Directors (the “Board”) of Advent Technologies Holdings, Inc. (the “Company”), to invite you to become a Director of the Company after the closing of the merger between AMCI Acquisition Corporation (NASDAQ: "AMCI") and Advent Technologies Inc. ("Advent"). As a member of the Board, we believe your experience and passion for innovation will add a very important perspective to the Board's operations. Your appointment will take effect immediately upon approval by our Board, which we expect to take place sometime in early Q1 2021. In the meantime, we would like to immediately invite you to become a member of the Advisory Board of Advent, the existing company that is merging with AMCI to form the public company.

You will be recommended for election as [an independent] member of the Board of the Company. Specific committee assignments and other duties expected of a member of the Board will be identified once you have joined the Board.

As a Board member, you will participate in regularly scheduled and special Board meetings, which are expected to occur approximately 6 times per year, and in no event fewer than 4 times per year, meet or otherwise periodically confer with committees of the Board and Company executives, and to provide such other services as are customary and appropriate for Board members (the "Services"). The Company will reimburse you for reasonable, documented out of pocket travel expenses incurred by you in your service as a member of the Board and approved by the Company, in accordance with the Company's expense reimbursement policy as in effect from time to time.

As consideration for your Services, you will be entitled to receive the following:

•	An annual retainer of $60,000 paid in equal quarterly amounts at the end of each quarter for which you have provided Services; and

•
An annual non-qualified stock option to purchase a certain amount of shares of the Company's common stock, at an exercise price equal to the closing price per share of the Company's common stock on the NASDAQ on the date of grant, which shall vest in equal amounts annually over three years, subject to your continued service as a member of the Board. The number of shares of Company common stock subject to the non-qualified stock option will be determined by dividing $60,000 by the closing price per share of the Company's common stock on the NASDAQ. The terms of the options are subject to the terms and conditions of the Company's equity incentive plan.

You are not an employee of the Company and have no authority to obligate the Company by contract or otherwise. You will not be eligible for any employee benefits, nor will the Company make deductions from any amounts payable to you for taxes. Any taxes shall be solely your responsibility.

You acknowledge that as a result of your service as a director you will obtain confidential information and proprietary information relating to or provided by the Company and its affiliates (including, but not limited to, its stockholders and customers). During and for a period of one year after your service with the Company, you shall not use for your benefit or disclose to any other person confidential or proprietary information , knowledge or data relating to or provided by the Company and its affiliates; provided, however, that such obligation shall not apply to information,  knowledge or data that (i) is publicly available, (ii) was disclosed to you on a non-confidential basis from a source other than the Company and its affiliates, (iii) was independently developed by you, or (iv) to the extent required  by law or in response to any subpoena or similar request by or before any court, arbitrator or governmental authority. You also represent and warrant that you have the full right and power to enter into and perform this letter agreement and there is no other existing contract or duty on your part inconsistent with the terms of this letter agreement (including, but no limited to, any conflict of interest policy).

In addition, you will receive indemnification as a director of the Company as set forth in the Company's certificate of incorporation and bylaws and the Company's standard form of indemnification agreement, once prepared.

While you serve on the Board, please notify the Company's legal department of any conflicts of interests that may arise with respect to the Company.

Your relationship with the Company as a director shall be governed by the charter documents of the Company and any such other agreements that you and the Company enter into from time to time. This letter, along with the stock option documentation and indemnification agreement referred to herein, collectively constitute the entire agreement between you and the Company. This agreement supersedes any other agreements or promises made to you by anyone, whether oral or written, and it may only be modified in a writing signed by a duly authorized officer of the Company.

Advent has set a bold mission for itself in pioneering critical technology for the hydrogen economy as we pursue high standards and meaningful opportunities for both our employees and stockholders. We will be delighted if you accept our offer to join us in this mission, and indicate your agreement with these term and accept this offer by signing and dating this letter.

Sincerely,

Vasilis Gregoriou
Chairman and Chief Executive Officer